Exhibit 99.1

Itaú CorpBanca Announces Fourth Quarter 2016 Management Discussion
 & Analysis Report

Santiago, Chile, February 28, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report for the fourth quarter ended December 31, 2016.

In order to allow for comparison with previous periods, historical pro forma data of the consolidated, combined results of Banco Itaú Chile ("Itaú Chile") and CorpBanca -deconsolidating our former subsidiary SMU Corp S.A. (which after the merger was no longer considered strategic) and excluding non-recurring events for the periods prior to the second quarter of 2016- is presented in this Management Discussion & Analysis report. The pro forma income statement has been calculated as if the merger of Itaú Chile with and into CorpBanca occurred on January 1, 2015.

The pro forma information presented in this report is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Itaú Chile, as filed with the "Superintendencia de Bancos e Instituciones Financieras" ("SBIF"), (ii) the deconsolidation of SMU Corp unaudited Financial Statements, as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been had the acquisition occurred as of January 1, 2015.

For more information, please refer to the following link:
http://www.capitallink.com/press/2016_Q4_Earnings_Release.pdf

About Itaú CorpBanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement to determine aspects related to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.
The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco CorpBanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of December 31, 2016, according to the Chilean Superintendency of Banks, Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.4% market share.
At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of December 31, 2016 its market share by loans reached 5.4%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl

CONTENTS

03	Management Discussion & Analysis
	05	Executive Summary
	14	Income Statement and Balance Sheet Analysis
		15	Managerial results - Breakdown by country
		17	Managerial results - Breakdown for Chile
		27	Managerial results - Breakdown for Colombia
		37	Balance Sheet
		39	Solvency Ratios
	41	Additional Information

This report is based on Itaú CorpBanca audited financial statements for 4Q'16, 3Q'16 and for 4Q'15, all of them prepared in accordance with the Compen-dium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or the SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP) which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of December 31, 2016 of Ch$669.81 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF.

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Itaú CorpBanca Pro forma Information
Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (Itaú Chile) with and into CorpBanca, which was consummated on April 1, 2016 ("the Merger"). After the Merger, the surviving entity's name changed to "Itaú CorpBanca". The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.
Additionally, after the Merger our investment in SMU Corp S.A. ("SMU Corp") was no longer considered strategic. Therefore, the status of this investment changed to "available for sale" for accounting purposes. In 2016, the Bank estimated that the sale of Itaú CorpBanca´s investment in SMU Corp was highly likely1. Therefore, in accordance with standard N° 5 of IFRS as of June 30, 2016 SMU Corp ceased to be consolidated in the Financial Statements of Itaú CorpBanca. SMU Corp was a joint venture with SMU S.A. ―SMU is a retail business holding company controlled by CorpGroup― whose sole an exclusive purpose was the issuance, operation and management of "Unimarc" credit cards to customers of supermarkets associated with SMU.
In order to allow for comparison with previous periods, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp S.A. (which is no longer considered strategic as of June 30, 2016) and excluding non-recurring events for the periods prior to the second quarter of 2016 is presented in this Management Discussion & Analysis report "MD&A Report". The pro forma income statement has been calculated as if the Merger occurred on January 1, 2015. The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.
1On January 30, 2017 Itaú CorpBanca announced the transfer of all of its shares in SMU Corp. S.A.
We present below pro forma financial information and operating information of Itaú CorpBanca in order to allow analysis on the same basis of comparison as the financial information presented as of December 31, 2016 and for the three months ended December 31, 2016.

Net Income and Recurring Net Income

   Our recurring net income attributable to shareholders totaled a loss of Ch$49,511 million in the fourth quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net loss attributable to shareholders of Ch$51,862 million for the period.
Non-Recurring Events
(a) Restructuring costs: One-time integration costs.
(b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c) Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.
(d) SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net income.
(e) Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f) Amortization of Intangibles generated through business combina-tions: Amortization of intangibles arising from business combination, such as costumer relationships.
(g) Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h) Sale / revaluation of investments in companies: Refers to the sale of the participation in Sifin S.A. in 2015 and the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia.
Managerial Income Statement
For the managerial results, we apply the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF and the deconsolidation criteria for SMU Corp. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation").
Additionally, we adjust for non-recurring events (as previously detailed) and for the tax effect of the hedge of our investment in Colombia –originally accounted for as income tax expense on our Net Income and then reclassi-fied to the Net Financial transaction. For tax purposes, the "Servicio de Impuestos Internos" (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. As we have to translate the valuation of this investment from U.S. to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.
In the fourth quarter of 2016, the Chilean peso appreciated 2.2% against the Colombian peso compared with a depreciation of 0.9% in the previous quarter. Approximately 24% of our loan portfolio is denominated in Colombian peso.
Starting from the 4Q'16 MD&A we introduced changes in the managerial results that the management believes provide a better reading of the results and a better basis for comparison with historical pro forma and market data. These changes include the addition of the amortization of intangibles generated through business combinations, a non-cash expen-se arising from the accounting treatment of the merger as reverse acquisi-tion pursuant to the standard N°3 of the IFRS, as a non-recurring result.
4Q'16 Changes to the Managerial Income Statement

Additionally, it includes the adoption of managerial reclassifications, complementary to the tax effect of hedge described above, that is related to (i) the fair value adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions; (ii) the reclassification of FX hedge positions of US$ denominated provisions for loan losses to result from loan losses; (iii) the reclassification of country-risk provisions and provisions for assets received in lieu of payment from net other operating income to result from loan losses; and (iv) some legal and notary costs from administrative expenses to net fee and commission income.

    Accounting and Managerial Income Statement reconciliation for the past two quarters is presented below.

    We present below the managerial income statements with the adjustments presented on the previous page:

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 8:

The recurring net income for the fourth quarter of 2016 amounted to a loss of Ch$49,511 million, representing a decrease of 260.5% from the previous quarter and a decrease of 150.2% from the same period of the previous year.
The quarterly results were mainly impacted by an increase in provision for loan losses due to corporate clients downgrades and a review of risk policies to align credit criteria to Itaú's risk appetite.
In 2016, recurring net income was Ch$38,830 million, down 89.9% from the same period of the previous year, mainly driven by the increase in provisions for loan losses due to downgrades of corporate clients in the energy sector both in Chile and Colombia, the negative impact of higher monetary policy interest rates both in Chile and Colombia, and slower economic activity.
Return on Average Equity
Pro forma shareholders' equity ex goodwill totaled Ch$1,985 billion and the annualized recurring return on average equity ex-goodwill reached - 9.7% in the fourth quarter of 2016.
Annualized recurring return on average assets ex goodwill reached -0.7% in the fourth quarter of 2016, down 110 basis points from the previous quarter.

In the fourth quarter of 2016, net operating profit before loan losses, -representing net interest income, net fee and commission income, net total financial transactions and other operating income, net-totaled Ch$227,426 million, a 8.0% decrease from the previous quarter and a 27.5% decrease from the same period of the previous year. The main components of net operating profit before loan losses
Net Interest Income
The net interest income for the fourth quarter of 2016 totaled Ch$188,269 million, an increase of Ch$6,631 million when compared to the previous quarter, mainly due to a marginal improvement in our cost of funding and the yield of some of our assets, as well as the reclassification of some financial instruments from the available-for-sale to the held-for-trading category in the previous quarter.
Our net interest margin reached 2.9% in the quarter, an increase of 14 basis points when compared to the previous quarter.

In the fourth quarter of 2016, commissions and fees decreased 3.6% when compared to the previous quarter, mainly driven by lower fees from structuring project financing and syndicated loans. Compared to the fourth quarter of 2015, these revenues decreased 27.9%, mainly driven by lower investment banking and corporate credit structuring fees due to the economic slowdown. In addition, the Bank shifted to more recurring commissions.

The result from loan losses, net of recoveries of loans written-off as losses, has increased 123.3% from the previous quarter, totaling Ch$142,972 million in the quarter. This deterioration was mainly due to downgrades of corporate clients and to the alignment and review of risk policies. Additionally, the recovery of loans written-off as losses decreased 12.5% from the previous quarter.

In the fourth quarter of 2016, the efficiency ratio reached 67.7%, a deterioration of 9.8 percentage points from the previous quarter, mainly due to higher administrative expenses and lower net operating profit.

In the fourth quarter of 2016, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 130.6%, an increa-se of 46.8 percentage points from the previous quarter. This was primarily due to an increase in administrative expenses and higher provisions for loan losses in the period.

Credit Portfolio

By the end of the fourth quarter of 2016, our total credit portfolio reached Ch$21 ,026 billion, decreasing 2.7% from the previous quarter and 2.8% from the same period of the previous year.

In constant currency, total loans in Colombia decreased 2.5% in the quarter and 2.3% in the twelve-month period.

As of December 31, 2016, Ch$7,494 million of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 4.3% in this quarter, mainly due to the deprecia-tion of the Chilean peso against the U.S. dollar.

By the end of the fourth quarter of 2016, our total consolidated NPL ratio for operations 90 days overdue reached 1.68%, an increase of 13 basis points from the previous quarter and of 35 basis points from the same period of 2015.
The NPL ratio for mortgage loans also increased by 25 basis points (from 1.94% to 2.19%) from the previous quarter mainly driven by the economic slowdown. The NPL ratio also increased by 9 basis points for commercial loans from 1.43% to 1.52% compared to the previous quarter of 2016 excluding the effect of the decrease in the loan portfolio, this would be a 2 basis points increase.

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Managerial results - Breakdown by country
In this section, we present and analyze our results from the operations in Chile and in Colombia separately 4Q'16, 3Q'16 and 4Q'15:

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to our consolidated financial results we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects, as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on the pro forma information, please refer to page 5 of this report.

    The Accounting and Managerial Income Statement reconciliation for 2016 and 2015 is presented below:

Managerial reclassifications:
(a) Cost of investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia booked in Chile.
(b)        Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia booked in Chile.

Managerial Results - Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on page 16:

Net Interest Income
In the fourth quarter of 2016, the Net Interest Income totaled Ch$136,552 million, a 5.7% increase compared to the previous quarter. Compared to the same period of the previous year, the Net Interest Income decreased 5.4%.

4Q16 versus 3Q16

Our Net Interest Income in the fourth quarter of 2016 presented an increase of Ch$7,398 million, or 5.7% when compared to the third quarter of 2016. This increase is explained mainly by a marginal improvement in our cost of funding and the yield of some of our assets, as well as the reclassification of some financial instruments from the available-for-sale to the held-for-trading category in the previous quarter, which led to the reclassification of all year-to-date accrued income from these instruments to Total Financial Transactions in our income statement by that time. This was partially offset by a decrease in volumes on our Balance Sheet as well as a lower inflation in the quarter.
As a consequence of these effects, our Net Interest Margin presented an increase of 14 basis point to 2.9% in the quarter, or an increase of 18 basis points to 2.6% when excluding inflation-indexation effects.
4Q16 versus 4Q15

When compared to the fourth quarter of 2015, our Net Interest Income declined Ch$ 7,780 million, or 5.4%. The main driver for this decrease is the lower inflation in the quarter when compared to the same period of the previous year. The UF (Unidad de Fomento), the official inflation-linked unit of account, increased 0.47% in the fourth quarter of 2016 compared to an increase of 1.11% in the fourth quarter of 2015. This was partially offset by the marginal improvement in the cost of funding that has been perceived since the merger on April 1st, 2016.

Excluding the inflation–indexation effects, our net interest margin presented a 21 basis point improvement, better than the Chilean financial system, reflected in our debt spreads.

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented below:

  At the end of the fourth quarter of 2016, our total consolidated credit portfolio in Chile reached Ch$16,014 billion, a decrease of 2.0% from the previous quarter and of 2.5% from the fourth quarter of the previous year.
Retail loan portfolio reached Ch$4,714 billion at the end of the fourth quarter of 2016, an increase of 2.1% compared to the previous quarter. Consumer loans reached Ch$1,353 billion, up 4.1% compared the previous quarter. Residential mortgage loans reached Ch$3,360 billion at the end of the fourth quarter, an increase of 1.4% compared to the previous quarter and of 2.6% compared to the twelve-month period. The trend in residential mortgage loans is shifting to focus on cross-sale.
On the other hand, wholesale loan portfolio decreased 3.6% in the fourth quarter of 2016, totaling Ch$11,299 billion. Changes in this portfolio were mainly driven by a decrease in commercial loans. This decrease was mainly due to lower demand from companies as a result of a more challenging economic environment.

In the fourth quarter of 2016, net provision for loan losses (provision for loan losses, net of recovery of loans written-off as losses) totaled Ch$87,819 million, a 3.0x increase from the previous quarter, driven by an increase in provision expenses due to a review of risk policies and ratings for our corporate clients to align credit criteria to Itaú's risk internal policies.

Provision for loan losses increased 2.6x compared to the previous quarter reflecting the aforementioned corporate credit downgrade and credit risk alignment. The recovery of loans written-off as losses decreased 28.6% from the third quarter of 2016.
Net provision for loan losses totaled Ch$213,998 million in 2016, a 1.7x increase from 2015. This increase was driven by higher provision for loan losses, which totaled Ch$232,835 million in the period. In the first quarter of 2016, there was an increase due to downgrades of corporate clients in the energy sector and during the fourth quarter we completed a credit review process to strengthen our reserves. Additionally, income from recovery of loans written-off as losses decreased 7.8% compared to the same period of the previous year, and reached Ch$18,838 million in the period.
Provision for Loan Losses and Loan Portfolio
At the end of the fourth quarter of 2016, our provision for loan losses over loan portfolio increased to 2.2% from 0.7% compared to the previous quarter and from 0.4% for the fourth quarter of last year reflecting the slowdown in economic growth and the review of our credit portfolio with a more conservative approach.
As of December 31, 2016, our loan portfolio decreased 2.0% from Septem-ber 30, 2016, reaching Ch$16,014 million, whereas the allowance for loan losses increased 7.3% in the quarter, totaling Ch$332,482 million. The ratio of allowance for loan losses to loan portfolio went from 1.89% as of September 30, 2016 to 2.06% as of December 31, 2016, an increase of 17 basis points.

The portfolio of credits 90 days overdue increased 7.8% from September 30, 2016 and increased 14.5% from the same period of the previous year, mainly driven by an increase in the retail segment.

The NPL ratio of credits 90 days overdue increased 14 basis points compared to the previous quarter, and reached 1.56% in the end of 2016. Compared to the same period of 2015, the ratio increased 23 basis points.
In December 2016, the NPL ratio over 90 days for consumer loans increased from 1.84% to 2.11%. The NPL ratio for mortgage loans also increased by 30 basis points (from 1.92% to 2.22%) from the previous quarter mainly driven by the economic slowdown.
The NPL ratio also increased by 7 basis points for commercial loans from 1.23% to 1.30% compared to September 2016.

As of December 31, 2016, the 90-days coverage ratio reached 133%, stable from the previous quarter.
Compared to December 31, 2015, the total 90-days coverage ratio in-creased 24 percentage points, mainly due to the increase in the provision for specific economic sectors. The increasing coverage ratios is driven by an adverse macroeconomic environment.

In the fourth quarter of 2016, the loan portfolio write-off totaled Ch$27.8 billion, a 10.8% increase compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 0.69%, up 8 basis points compa-red to the third quarter of 2016.
In this quarter, income from recovery of loans written-off as losses decreased Ch$1,623 million, or 28.6%, from the previous quarter.

In 2016, the income from recovery of loans written-off as losses decreased Ch$894 million, or 18%, compared to the same period of the previous year, mainly driven by the challenging economic scenario.

In the fourth quarter of 2016, the NPL Creation, reached Ch$45.8 billion up 2.0x compared to the previous period.
In the fourth quarter of 2016, the total NPL Creation coverage reached 201%, which means that the provision for loan losses in the quarter was higher than the NPL Creation.

In the fourth quarter of 2016, commissions and fees amounted to Ch$31,637 million, a decrease of 4.7% from the previous quarter. Compa-red to the fourth quarter of 2015, these revenues decreased 32.4%, mainly driven by lower fees from structuring project financing and syndicated loans.
For the year, commissions and fees reached Ch$127,530 million, a 25.1% decrease from the same period of the previous year, mainly driven by lower investment banking and corporate credit structuring fees due to the econo-mic slowdown. In addition, the Bank shifted to more recurring commissions.

In the fourth quarter of 2016, net total financial transactions position amoun-ted a loss of Ch$7,192 million, a Ch$ 21,436 million decrease from the pre-vious quarter and a Ch$ 24,790 decrease from the fourth quarter of 2015, due to losses with mark to market of Credit Valuation Adjustments (CVA) derivatives and lower trading gains. When compared to the third quarter of 2016, this was partially offset by the sale of loan portfolio that are usually concentrated in the last quarter of the year.

For 2016, net total financial transactions position reached Ch$11,974 million, a 85.1% decrease from 2015, not only reflecting a lower commercial activity and less market opportunities but also the recognition of different accounting estimates for loan portfolio sales which have switched from on a non-accrual basis to an accrual basis which, in turn, targets to better reflect the economic impact of the transaction.

Operating expenses totaled Ch$103,800 million in the fourth quarter of 2016, increasing 12.3% when compared to the third quarter of 2016. This increase is mostly explained by higher administrative expenses, which were impacted by an increase in advertising and promotion costs, an increase in number of leased floors in our new corporate headquarter due to the beginning of the relocation process between corporative buildings, and concentration of some third party services expenses in the period. This was partially offset by a de-crease of 7.5% in personnel expenses, due to lower profit sharing costs.
Personnel Expenses
Personnel expenses totaled Ch$45,237 million in the fourth quarter of 2016, a 7.5% decrease when compared to the previous quarter. This decrease is mainly explained by the reversal of profit sharing provisions in alignment with the lower results presented in the quarter.
Number of Employees
The total number of employees was 5,904 at the end of the fourth quarter of 2016 compared to 6,153 in the third quarter and 6,614 at the end of the fourth quarter of 2015, a 10.7% reduction in headcount in a year.

Administrative Expenses
Administrative expenses amounted to Ch$ 51,292 million in the fourth quar-ter of 2016, a 40.7% increase when compared to the previous quarter. As previously mentioned, this increase was influenced by an increase in adver-tising and promotion costs, an increase in number of leased floors in our new corporate headquarter due to the beginning of the relocation process between corporative buildings and concentration of some third party servi-ces expenses such as auditing, and consultancy services in the period.
Depreciation and Amortization
Depreciation and amortization expenses totaled Ch$7,270 million in the fourth quarter of 2016, a 3.4% increase when compared to the third quarter of the year. This is explained by the increase of amortization of some fixed assets linked to the remodeling of branches and offices. When compared to the fourth quarter of 2015, there was a 17.8% increase that is due to the larger base of intangible assets on the balance sheet.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Chile
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.
Efficiency Ratio
In the fourth quarter of 2016, efficiency ratio reached 66.8%, an increase of 13.9 percentage points compared to the third quarter of 2016. This increase was mainly due to higher administrative expenses of 40.7%, and lower net operating profit of 11%.
When compared to the fourth quarter of 2015, the efficiency ratio increased 21.2 percentage points, mostly explained by the reduction in net operating profit during the period of 25.3%. When compared to the fourth quarter of 2015, the risk-adjusted efficiency ratio increased 20.1 percentage points mainly due to the decrease of net operating profit before loan losses.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 123.2% in the fourth quarter of 2016, an increase of 69 percentage points compared to the previous quarter, mainly as a result of the increase in administrative expenses and higher provisions for loan losses in the period.
Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Chile
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Branches
As of December 31, 2016 we had 224 branches in Chile, stable since Legal Day One (April 1, 2016).
As part of our merger process, in the third quarter of 2016 we started the branch network migration with a pilot test of two offices. The pro-cess continued in the fourth quarter with 30 additional branches migra-ted. As a result, the Brand composition has changed.
By the end of 2016, we operated in Chile 39 branch offices under "CorpBanca" brand, 95 under the "Itaú" brand and 56 branches under "Banco Condell" brand -our consumer finance division-. Additionally, we have one branch in New York.
Automated Teller Machines (ATMs)
By the end of the fourth quarter of 2016, the number of ATMs totaled 502 in Chile, an increase of 15 units compared to the fourth quarter of 2015. This increase in the number of ATMs is in third party establishments. Additionally, our customers had access to over 7,700 ATMs in Chile through our agreement with Redbanc.

Managerial Results - Breakdown for Colombia
Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on page 16:

Net Interest Income

In the fourth quarter of 2016, the Net Interest Income totaled Ch$54,656 million, a 0.5% decrease compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income decreased 16.6%.

4Q16 versus 3Q16

Our Net Interest Income in the fourth quarter of 2016 remained stable when compared to the third quarter of 2016, with a decrease of Ch$284 million, or 0.5%. This was the result of a marginal increase in the yield of our loans which was offset by the decrease in the size of our balance sheet and a less favorable composition of our interest earning assets and interest earning liabilities, resulting from the strengthening of our liqui-dity. As a result, our Net Interest Margin presented a 8 basis point increase in the quarter.

4Q16 versus 4Q15

When compared to the fourth quarter of 2015, our Net Interest Income declined Ch$10,858 million, or -16.6%. This is explained by an increase in our cost of funding due to the 254 basis points increase in the average monetary policy rate and the lower balance sheet size and less favorable mix mentioned before. The increase in monetary policy has an impact in our cost of funding that is faster than the repricing cycle of our assets, which are mostly fixed rate, leading to a 61 basis points compression of our Net Interest Margin when compared to the fourth quarter of 2015.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understan ding of the performance of these portfolios, the main product groups of each segment are presented below.
Excluding the effect of the foreign exchange variation, at the end of the fourth quarter of 2016, the Colombian portfolio decreased by 2.5% and reached Ch$5,012 billion, when compared to the previous quarter and also decreased by 2.3% during the twelve-month period.
Retail loan portfolio reached Ch$1,655 billion at the end of the fourth quarter of 2016, an increase of 1.2% compared to the previous quarter. Consumer loans reached Ch$1,128 billion, up 0.4% compared the previous quarter. Residential mortgage loans reached Ch$528 billion at the end of the fourth quarter, and increase of 2.8% compared to the previous quarter.
On the other hand, wholesale loan portfolio trend reflects the impact of a significantly lower pace of growth driven by the economic slowdown with significant reflections on the credit quality of some customers and align-ment and review of credit risk policies. Commercial loans decreased 4.2% in the fourth quarter of 2016, totaling Ch$2,812 billion and 5.0% compared in the twelve-month period.

In the fourth quarter of 2016, net provision for loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled Ch$55,956 million, a 61.5% increase from the previous quarter due to the increase in the provision for loan losses.
Provision for loan losses increased 60.0% compared to the previous quarter mainly due to downgrades of corporate clients and to the alignment and review of risk policies. The recovery of loans written off as losses increased by Ch$676 million (33.5%) from the third quarter of 2016.
Net provision for loan losses totaled Ch$160,648 million in 2016, an increase of 34.4% from 2015. This increase was driven by higher provision for loan losses, which totaled Ch$168,921 million in the period. During 2016, there has been an increase due to downgrades of corporate clients from different sectors and to the alignment and review of risk policies to Itaú´s. Additionally, income from recovery of loans written-off as losses increased compared to the same period of the previous year, and reached Ch$8,272 million (11.6%) in 2016.
Provision for Loan Losses and Loan Portfolio
At the end of the third quarter of 2016, our provision for loan losses over loan portfolio was 2.7%, an increase of 0.5 percentage points compared to the previous quarter and of 0.4 percentage points compared to the third quarter of last year reflecting the slowdown in economic growth.

As of December 31, 2016, the loan portfolio decreased by 2.5% compared to September 30, 2016, reaching Ch$5,012 billion, whereas the allowance for loan losses increased 0.3% in the quarter, totaling Ch$266,248 million. The ratio of allowance for loan losses to loan portfolio went from 5.26% as of September 30, 2016 to 5.21% as of December 31, 2016, a decrease of 5 basis points in the quarter.

The portfolio of credits 90 days overdue was stable on the fourth quarter compared to previous quarter and increased 74.1% compared to same period of the previous year, driven by an increase in the commercial
The NPL ratio of credits 90 days overdue increased 9 basis points compared to the previous quarter, and reached 2.04% by the end of December 2016. Compared to the same period of 2015, the ratio increased 71 basis points, mainly due to the increased delinquency rates of companies.
In December 2016, the NPL ratio over 90 days for consumer loans was stable at 1.49%. The NPL ratio for mortgage loans decreased by 3 basis points (from 2.03% to 2.00%) from the previous quarter.
The NPL ratio increased by 14 basis points for commercial loans from 2.09% to 2.23% compared to September 2016 mainly driven by the economic slowdown.

As of December 31, 2016, the 90 days coverage ratio reached 260%, a decrease of 5 percentage points from the previous quarter. On a twelve-month comparison, the total 90 days coverage ratio decreased 68 percentage points, mainly due to a provision adjustment because of the shares received in payment form Pacific Rubiales, listed on the Toronto stock exchange.
It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

In the fourth quarter of 2016, the loan portfolio write-off totaled Ch$34 billion, a 93.2% increase compared to the previous quarter. The ratio of written-off opera-tions to loan portfolio average balance reached 2.63%, a 124 basis points in-crease compared to the third quarter of 2016, mainly driven by the challenging

In this quarter, income from recovery of loans written-off as losses increased Ch$676 million, or 33.5%, from the previous quarter.
In 2016, the income from recovery of loans written-off as losses increased by Ch$857 million compared to the same period of the previous year.

In the fourth quarter of 2016, the NPL Creation, reached Ch$33.9 billion down 21.2% compared to the previous period.

In the fourth quarter of 2016, the total NPL Creation coverage reached 174%.

In the fourth quarter of 2016, commissions and fees amounted to Ch$10,845 million, an increase of 1.0% from the previous quarter. Compa-red to the fourth quarter of 2015, these revenues decreased 6.4%, driven by lower credit and account fees and financial advisory fees as a result of lower commercial activity due to a weaker economic scenario. In addition, the Bank shifted to more recurring commissions. For the year, commissions and fees reached Ch$47,863 million, a 1.6% increase from the same period of the previous year, mainly driven by higher asset management and brokerage fees.

For the year, commissions and fees reached Ch$47,863 million, a 1.6% increase from the same period of the previous year, mainly driven by higher asset management and brokerage fees.

In the fourth quarter of 2016, total financial transactions and foreign exchan-ge profits amounted to Ch$17,127 million, an increase of 5.2% from the previous quarter. Compared to the fourth quarter of 2015, these revenues decreased 41.1% explained by the contraction of the derivatives commercial activity with customers.
For 2016, total financial transactions and foreign exchange profits reached Ch$70,616 million, a 30.2% decrease from 2015 also reflecting lower market opportunities for 2016.

Operating expenses totaled Ch$50,779 million in the fourth quarter of 2016, stable when compared to the third quarter of 2016. The 0.8% increase is mostly explained by a revision of the year-to-date amortization of intangibles occurred in the previous quarter, which compensated a 8.5% increase in administrative expenses related to higher expenses with consultancy servi-ces technology expenses.
When compared to the fourth quarter of 2015, operating expenses in-creased 5.0%, below the 5.8% inflation in the period.
Personnel Expenses
Personnel expenses totaled Ch$19,331 million in the fourth quarter of 2016, a 2.8% decrease when compared to the third quarter. This decrease was mainly due to a reversal of bonus provisions in the quarter of 2016 and a revision of pension benefit liabilities.
When compared to the fourth quarter of 2015, personnel expenses in-creased 4.6%, an evolution fairly below inflation for the period.
Number of Employees
The total number of employees was 3,675 at the end of the fourth quarter of 2016 compared to 3,669 in the third quarter and 3,707 at the end of the fourth quarter of 2015, a 0.9% reduction in headcount in a year.

Administrative Expenses
Administrative expenses amounted to Ch$ 28,644 million in the fourth quar-ter of 2016, a 8.5% increase when compared to the previous quarter. This decrease was mainly driven by higher third-party services expenses from audit and consultancy services as well as software licenses renewals and other systems related expenses.

When compared to the fourth quarter of 2015, the 5.8% increase is basically explained by the factors mentioned above, and is in line with the 5.8% infla-tion in the same period.
Depreciation and Amortization
Depreciation and amortization expenses totaled Ch$2,804 million in the fourth quarter of 2016, a -30.9% decrease when compared to the third quar-ter of the year and a 0.2% reduction when compared to the fourth quarter of 2015. This is explained by a revision of monthly amortization of intangibles for the nine months of 2016 that was expensed in the third quarter.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Colombia
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.
Efficiency Ratio
In the fourth quarter of 2016, the efficiency ratio reached 62.1%, a decrease of 160 basis points compared to the third quarter of 2016. This decrease was mainly due to the increase of net operating profit before loan losses, of 3.3%.
When compared to the fourth quarter of 2015, the risk-adjusted efficiency ratio increased 50.2 percentage points mainly due to the decrease of net operating profit before loan losses.
When compared to the fourth quarter of 2015, the efficiency ratio increased 16.3 percentage points, mostly due to the reduction in net operating profit du-ring the period of 22.6%.

Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 130.6% in the fourth quarter of 2016, an increase of 23.1 percentage points compared to the previous quarter, mainly as a result of the increase in provisions for loan losses in the quarter.
Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Colombia
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Branches
As of December 31, 2016, we had 174 branches, in both Colombia and Panama, under the brands CorpBanca and Helm.
Automated Teller Machines (ATMs)
At the end of the fourth quarter of 2016, the number of ATMs totaled 180. Additionally, our customers had access to over 15,000 ATMs in Colombia through Colombia's financial institutions.

Assets
As of December 31, 2016, total assets amounted to Ch$29.1 trillion, down 3.4% compared to the end of the previous quarter and with an decrease of 0.9% in twelve months.

The chart below shows the contribution of Chile and Colombia to the total con-solidated assets.

Total funding, including interbank deposits, amounted to Ch$24.1 trillion by the end of the fourth quarter of 2016, a decrease of Ch$579.7 billion compared to the previous quarter. This decrease is consistent with a lower commercial activity.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report seeking for a longer tenor maturity and diversification.

In this context, Itaú CorpBanca successfully placed senior bonds in the local market during 2016 for a total of US$905 million approximately (only US$79 million in the fourth quarter but placed US$1,027 million in early 2017) seeking for longer maturity tenor and maintain comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of these bonds are set forth below:
Our strategy of diversification also includes three syndicated loans, one for US$315 million maturing in April 2017, another for US$150 million that matures in June 2017, and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan).

Minimum Capital Requirement
Our minimum capital requirements follow the set of rules issued by the SBIF, which implement the Basel I capital requirements stan-dards in Chile. These requirements are expressed as ratios of avai-lable capital - stated by the Referential Equity, or of Total Capital, composed of Core Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.
Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of December 31, 2016, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.6%.

Quarterly Evolution of the Regulatory Capital Ratio
At the end of fourth quarter of 2016, our Regulatory Capital Ratio reached 14.0%, a 34 basis point increase when compared to the third quarter.
This increase is mainly explained by a decrease of -4.6% in our risk weighted assets, in line with the reduction in the credit portfolio, and by an increase in our subordinated bonds, due to accrual, which more than compensated the negative impact of the increase in goodwill.

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Ownership Structure

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange as ADRs.

After the Merger was completed on April 1, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco. As a result of this acquisition current sharehol-ders structure is as follows:

Dividends
The following table shows dividends per share distributed during the past five years.
Former CorpBanca paid its annual dividend of Ch$0.30580171/share in Chile on March 11, 2016. The dividend included (i) 50% of 2015 Net Income (Ch$0.2964093/share) and pending UF 124,105 of the special dividend distri-bution partly paid on June 2015 (Ch$0.00939188). Both equivalent to a dividend yield of 5.3%, as well as a 8.0% decrease compared to the annual divi-dend paid in 2015. On the other hand, former Banco Itaú Chile paid its annual dividend of Ch$36,387.38/share in Chile on March 11, 2016, equivalent to a 50% of 2015 Net Income.
For purposes of capital requirements, annual dividends are provisioned at 50%. Dividend policy approved by shareholders in March 2016 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defi-ned as " Optimum Regulatory Capital " in the Shareholders Agreement whose terms are part of " Transaction Agreement "executed on January 29, 2014.

Credit Risk Ratings
International Credit Risk Rating
On a global scale, Itaú CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Global Ratings.
On April 28, 2016, Moody´s Investors Service (Moody's) upgraded to 'A3' from 'Baa3' following the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016.
On January 27, 2017, Standard & Poor´s Global Ratings (S&P) revised our Outlook from 'Stable' to 'Negative' as a result of the revision of the BICRA economic risk trend and the sovereign outlook change. In addition Itaú CorpBanca 'BBB+A-2' ratings were affirmed.

Local Credit Risk Rating
On a national scale, Itaú CorpBanca is rated by Feller Rate and Humphreys.
On April 1, 2016, Feller Rate Affirmed local ratings in 'AA' following the completion of the merger. Outlook was confirmed as 'Stable'.
On April 24, 2016, Humphreys affirmed local ratings in 'AA' following the completion of the merger. Outlook was confirmed as 'Stable'.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as 'anticipate', 'believe', 'expect', 'plan', 'intend', 'forecast', 'target', 'project', 'may', 'will', 'should', 'could', 'estimate', 'predict' or similar words suggesting future outco-mes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as wel as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca's management. There are risks and uncertainties that could cause actual results to differ materialy from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfuly integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as wel as assumptions made by and information currently available to Itaú CorpBanca's management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materialy from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca's financial results is included from time to time in the "Risk Factors" section of Itaú CorpBanca's (formerly CorpBanca) Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.
CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
claudia.labbe@itau.cl
Nicolas Bornozis
President. Capital Link
 New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com

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